                                                                       2003/2004

                                                                  File No. 69-78
                                                                           -----

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM U-3A-2

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                                  ALLETE, INC.
                                  ------------
                                (NAME OF COMPANY)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
ALLETE, Inc. <F1>                                   Minnesota            Duluth, MN            Energy and Automotive
                                                                                                 Services

Superior Water, Light and Power                     Wisconsin            Superior, WI          Electric, Gas and Water
   Company <F2>                                                                                     Utility

Energy Land, Incorporated <F2>                      Wisconsin            Duluth, MN            Inactive

MP Investments, Inc. <F2>                           Delaware             Duluth, MN            Investments

RendField Land Company, Inc. <F2>                   Minnesota            Duluth, MN            Land Holding

Lakeview Financial Corporation I <F2>, <F3>         Minnesota            Duluth, MN            Financial Services

Lakeview Financial Corporation II <F2>              Minnesota            Duluth, MN            Inactive

Logistics Coal, LLC <F4>                            Minnesota            Duluth, MN            Inactive

ALLETE Capital I <F2>                               Delaware             Duluth, MN            Trust

ALLETE Capital II <F2>                              Delaware             Duluth, MN            Trust (Inactive)

ALLETE Capital III <F2>                             Delaware             Duluth, MN            Trust (Inactive)

Split Rock Energy LLC <F1>                          Minnesota            Minneapolis, MN       Power Marketing

Minnesota Power Enterprises, Inc. <F2>              Minnesota            Duluth, MN            Product and Marketing
                                                                                                 Coordination

BNI Coal, Ltd. <F5>                                 North Dakota         Bismarck, ND          Coal Mining

Itasca Railroad Company <F5>                        Minnesota            Duluth, MN            Dissolved in 2004

MP Affiliate Resources, Inc. <F5>                   Minnesota            Duluth, MN            Administrative Operations

Enventis Telecom, Inc. <F5>                         Minnesota            Duluth, MN            Telecommunications

Rainy River Energy Corporation <F5>, <F6>           Minnesota            Duluth, MN            Generation/Power Marketing

                                      -1-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
Rainy River Energy Corporation - Wisconsin <F5>     Wisconsin            Superior, WI          Generation/Power Marketing

Rapids Power LLC <F6>                               Minnesota            Grand Rapids, MN      Terminated in 2003

Synertec, Incorporated <F5>, <F7>                   Minnesota            Duluth, MN            Contract Services

NaturNorth Technologies, LLC <F7>                   Delaware             Duluth, MN            Product Development

Upper Minnesota Properties, Inc. <F5>               Minnesota            Duluth, MN            Affordable Housing Projects
                                                                                                 and Economic Development

Upper Minnesota Properties -Meadowlands, Inc.       Minnesota            Duluth, MN            Affordable Housing Project
<F8>, <F9>

Upper Minnesota Properties - Irving, Inc. <F8>      Minnesota            Duluth, MN            Affordable Housing Project

Upper Minnesota Properties - Development, Inc. <F8> Minnesota            Duluth, MN            Economic Development

Minnesota Power Services Group, Inc. <F5>           Minnesota            Duluth, MN            Dissolved in 2004

Electric Outlet, Inc. <F5>                          Minnesota            Duluth, MN            Dissolved in 2003

ALLETE Water Services, Inc. <F2>                    Minnesota            Duluth, MN            Water and Wastewater

Heater Utilities, Inc. <F10>, <F11>                 South Carolina       Cary, NC              Water and Wastewater
                                                                                                 Treatment Utility

LaGrange Waterworks Corporation <F12>               North Carolina       Fayetteville, NC      Water Utility

Brookwood Water Corporation <F12>                   North Carolina       Fayetteville, NC      Water Utility

Florida Water Services Corporation <F10>            Florida              Orlando, FL           Water and Wastewater
                                                                                                 Treatment Utility

Vibration Correction Services, Inc. <F10>           Minnesota            Duluth, MN            Dissolved in 2004

Americas' Water Services Corporation <F10>          Florida              Chicago, IL           Dissolved in 2003

Georgia Water Services Corporation <F10>            Georgia              Atlanta, GA           Wastewater Treatment
                                                                                                 Utility

Tennessee Water Services, Inc. <F10>                Tennessee            Nashville, TN         Inactive

Auto Replacement Property, LLC <F13>                Indiana              Indianapolis, IN      Real Estate

Energy Replacement Property, LLC <F13>              Minnesota            Duluth, MN            Real Estate

ALLETE Properties, Inc. <F2>, <F14>                 Minnesota            Lehigh Acres, FL      Real Estate

ADESA San Diego, LLC <F15>                          California           Los Angeles, CA       Real Estate

Cape Coral Holdings, Inc. <F15>                     Florida              Cape Coral, FL        Real Estate

Cape Properties, Inc. <F15>                         Florida              Cape Coral, FL        Real Estate

Palm Coast Forest, LLC <F15>                        Florida              Palm Coast, FL        Real Estate

Palm Coast Land, LLC <F15>                          Florida              Palm Coast, FL        Subdivider, Developer

Tomoka Holdings, LLC <F15>                          Florida              Ormand Beach, FL      Subdivider, Developer

Winter Haven Citi Centre, LLC <F15>                 Florida              Winter Haven, FL      Retail Shopping Center

ALLETE Commercial, LLC <F15>, <F16>                 Florida              Cape Coral, FL        Real Estate

                                      -2-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
Lehigh Acquisition Corporation <F14>, <F15>         Delaware             Lehigh Acres, FL      Holding Company

Interlachen Lakes Estates, Inc. <F17>               Florida              Interlachen, FL       Real Estate

Sundowner Properties, Inc. <F17>                    Pennsylvania         Williston, FL         Real Estate

SRC of Florida, Inc. <F17>                          Florida              Lehigh Acres, FL      Real Estate

Florida Landmark Communities, Inc. <F17>            Florida              Lehigh Acres, FL      Subdivider, Developer

Lehigh Corporation <F18>                            Florida              Lehigh Acres, FL      Real Estate

Lehigh Land & Investment, Inc. <F18>                Florida              Lehigh Acres, FL      Real Estate

Cliffside Properties, Inc. <F18>                    California           Lehigh Acres, FL      Real Estate

Palm Coast Holdings, Inc. <F18>                     Florida              Palm Coast, FL        Real Estate

Sugarmill Woods Communities, Inc. <F18>, <F19>      Florida              Homosassa, FL         Transferred in 2004

Enterprise Lehigh, Inc. <F18>                       Florida              Lehigh Acres, FL      Real Estate

ALLETE Automotive Services, Inc. <F2>               Minnesota            Duluth, MN            Automotive Services

ADESA Corporation <F20>, <F21>, <F22>               Indiana              Indianapolis, IN      Vehicle Redistribution -
                                                                                                 Corporate Operation

AutoVIN, Inc. <F23>                                 Indiana              Roswell, GA           Field Information Services

ADESA Arkansas, LLC <F23>, <F24>                    Delaware             N. Little Rock, AR    Vehicle Auction

A.D.E. of Ark-La-Tex, Inc. <F23>, <F25>             Louisiana            Shreveport, LA        Holding Company

ADESA Ark-La-Tex, LLC <F25>                         Louisiana            Shreveport, LA        Vehicle Auction

ADESA Birmingham, LLC <F23>, <F24>                  Alabama              Moody, AL             Vehicle Auction

ADESA California, LLC <F23>, <F24>                  California           Sacramento, CA        Vehicle Auction

ADESA Charlotte, LLC <F23>, <F24>                   North Carolina       Charlotte, NC         Vehicle Auction

ADESA Colorado, LLC <F23>, <F24>                    Colorado             Fountain, CO          Vehicle Auction

ADESA Des Moines, LLC <F23>, <F24>                  Iowa                 Grimes, IA            Vehicle Auction

ADESA Houston, Inc. <F23>, <F26>                    Texas                Houston, TX           Merged in 2003

ADESA Importation Services, Inc. <F23>              Michigan             Holly, MI             Inactive

ADESA Lansing, LLC <F23>, <F27>                     Michigan             Dimondale, MI         Vehicle Auction

ADESA Lexington, LLC <F23>, <F27>                   Kentucky             Lexington, KY         Vehicle Auction

ADESA Mexico, LLC <F23>                             Indiana              Indianapolis, IN      Holding Company

ADESA Missouri, Inc. <F23>                          Missouri             Barnhart, MO          Vehicle Auction

ADESA New York, LLC <F23>, <F27>                    New York             Akron, NY             Vehicle Auction

ADESA Ohio, LLC <F23>, <F27>                        Ohio                 Franklin, OH          Vehicle Auction

ADESA Oklahoma, LLC <F23>, <F27>                    Oklahoma             Tulsa, OK             Vehicle Auction

ADESA Pennsylvania, Inc. <F23>                      Pennsylvania         Mercer, PA            Vehicle Auction

ADESA San Antonio, Inc. <F23>, <F26>                Texas                San Antonio, TX       Merged in 2003

                                      -3-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
ADESA Southern Indiana, LLC <F23>, <F27>            Indiana              Edinburgh, IN         Vehicle Auction

ADESA Texas, Inc. <F23>, <F26>                      Texas                Houston, TX           Vehicle Auction

ADESA Washington, LLC <F23>, <F27>                  Washington           Auburn, WA            Vehicle Auction

ADESA Wisconsin, LLC <F23>, <F24>                   Wisconsin            Portage, WI           Vehicle Auction

Auto Dealers Exchange of                            Massachusetts        Framingham, MA        Vehicle Auction
   Concord, LLC <F23>, <F27>

Auto Dealers Exchange of                            Tennessee            Memphis, TN           Vehicle Auction
   Memphis, LLC <F23>, <F24>

A.D.E. of Knoxville, LLC <F23>, <F24>               Tennessee            Lenoir City, TN       Vehicle Auction

Auto Banc Corporation <F23>                         New Jersey           Manville, NJ          Wholesale Vehicle
                                                                                                 Redistributor

ADESA New Jersey, Inc. <F23>                        New Jersey           Manville, NJ          Vehicle Auction

ADESA Atlanta, LLC <F28>                            New Jersey           Newnan, GA            Vehicle Auction

ADESA Phoenix, LLC <F28>                            New Jersey           Chandler, AZ          Vehicle Auction

ADESA Florida, LLC <F23>, <F27>, <F29>              Florida              Jacksonville, FL      Vehicle Auction

A & H, LLC <F29>                                    Delaware             Ocala, FL             Dissolved in 2003

ADESA - South Florida, LLC <F30                     Indiana              Opa-Locka, FL         Vehicle Auction

ADESA Indianapolis, LLC <F23>, <F27>, <F31>         Indiana              Plainfield, IN        Vehicle Auction

ADESA Transportation, Inc. <F21>, <F31>             Indiana              Indianapolis, IN      Inactive

Asset Holdings III, L.P. <F22>                      Ohio                 Columbus, OH          Real Estate

ComSearch, Inc. <F23>                               Rhode Island         Warren, RI            Claims Services

Automotive Recovery Services, Inc. <F23>            Indiana              Indianapolis, IN      Salvage Vehicle Auctions

ADESA Properties, Inc. <F23>                        Delaware             Dimondale, MI         Financial Services

Automotive Finance Corporation <F23>                Indiana              Indianapolis, IN      Financial Services

AFC AIM Corporation <F32>                           Indiana              Indianapolis, IN      Financial Services

AFC Funding Corporation <F32>                       Indiana              Indianapolis, IN      Financial Services

Automotive Floorplan Corporation <F32>              Indiana              Indianapolis, IN      Dissolved in 2003

EndTrust Lease End Services, LLC <F33>              Texas                Hurst, TX             Vehicle Remarketing

IRT Receivables Corp. <F32>                         Indiana              Indianapolis, IN      Financial Services

Micro 21, Inc. <F32>, <F34>                         Indiana              Indianapolis, IN      Financial Services

RAP Co., Inc. <F32>                                 Indiana              Indianapolis, IN      Dissolved in 2003

Automotive Finance Canada Inc. <F32>                Ontario              Ottawa, ON            Financial Services

ADESA Properties Canada Inc. <F35>                  Delaware             Dimondale, MI         Financial Services

PAR, Inc. <F23>                                     Indiana              Carmel, IN            Vehicle Remarketing

3048540 Nova Scotia Company <F23>, <F36>            Nova Scotia          Halifax, NS           Limited Partner

                                      -4-

                                                    STATE / PROVINCE OF
NAME                                                ORGANIZATION         LOCATION              NATURE OF BUSINESS
--------------------------------------------------- -------------------- --------------------- ---------------------------
3048538 Nova Scotia Company <F36>, <F37>            Nova Scotia          Halifax, NS           General Partner

ADESA Automotive Services LP <F36>                  Ontario              Mississauga, ON       Management Company

ADESA Canada Corporation <F38>, <F39>               Nova Scotia          Halifax, NS           Vehicle Remarketing

ADESA Finance Canada Inc. <F40>                     Nova Scotia          Halifax, NS           Inactive

ADESA Canada Inc. <F40>                             Quebec               Montreal, QC          Inactive

ADESA Auctions Canada Corporation <F40>             Nova Scotia          Halifax, NS           Vehicle Auctions

ADESA Remarketing Services Inc. <F41>               Ontario              Mississauga, ON       Vehicle Remarketing

Impact Auto Auctions Ltd. <F41>                     Ontario              Mississauga, ON       Salvage Vehicle Auctions

Suburban Auto Parts Inc. <F42>                      Ontario              Stouffville, ON       Salvage Vehicle Auctions

Impact Auto Auction Sudbury Ltd. <F43>              Ontario              Sudbury, ON           Salvage Vehicle Auctions

ADESA Montreal Corporation <F41>                    Nova Scotia          Halifax, NS           Vehicle Auction Services

CAAG Transport Ltd. <F41>                           British Columbia     Vancouver, BC         Holds Auto Dealer License

504811 NB Ltd. <F41>                                New Brunswick        Moncton, NB           Holds Auto Dealer License

79378 Manitoba Inc. <F41>                           Manitoba             Winnipeg, MB          Holds Auto Dealer License

Adesur S. de R.L. de C.V. <F44>                     Federal District     Mexico City, Mexico   Employee Leasing

Auction Vehicles of Mexico,                         Federal District     Mexico City, Mexico   Vehicle Auction Services
   S. de R.L. de C.V. <F44>


Footnotes

--------

<F1>  ALLETE,  Inc. has a 50 percent  equity  ownership in Split Rock Energy LLC which is accounted for under the equity method.  Effective  February 1, 2004 ALLETE  withdrew  from active  participation  in Split Rock Energy LLC.
<F2>  Subsidiary of ALLETE, Inc.
<F3>  Owned 100 percent of Lakeview Financial Partners LP which was dissolved in 2003.
<F4>  Subsidiary of Lakeview Financial Corporation II.
<F5>  Subsidiary of Minnesota Power Enterprises, Inc.
<F6>  Rainy River Energy  Corporation  was a 71.5 percent  partner in Rapids Power LLC which was terminated  October 14,
      2003.
<F7>  Synertec,  Incorporated has a 33.33 percent equity ownership in NaturNorth  Technologies,  LLC, formerly NaturTek,
      L.L.C.
<F8>  Subsidiary of Upper Minnesota Properties, Inc.
<F9>  Upper Minnesota  Properties-Meadowlands,  Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited
      Partnership.
<F10> Subsidiary of ALLETE Water Services, Inc.

                                      -5-

<F11> Heater Utilities,  Inc. is, at the request of the North Carolina Utilities  Commission,  the emergency operator of
      Mobile Hills Estates and Pine Country Estates. Both are small water utilities in North Carolina.
<F12> Subsidiary of Heater Utilities, Inc.
<F13> Formed September 22, 2003. Subsidiary of Florida Water Services Corporation.
<F14> ALLETE Properties, Inc. owns 80 percent of Lehigh Acquisition Corporation.
<F15> Subsidiary of ALLETE Properties, Inc.
<F16> Formed July 11, 2003.
<F17> Subsidiary of Lehigh Acquisition Corporation.
<F18> Subsidiary of Florida Landmark Communities, Inc.
<F19> Effective January 8, 2004 stock was transferred to the buyer of the remaining property at Sugarmill Woods.
<F20> Subsidiary of ALLETE Automotive Services, Inc.
<F21> ADESA Corporation owns 95.24 percent of ADESA Transportation, Inc.
<F22> Effective June 30, 2003 ADESA Corporation purchased 51 percent of Asset Holding III, L.P.
<F23> Subsidiary of ADESA Corporation
<F24> Effective January 1, 2004 converted "Inc." to "LLC."
<F25> A.D.E. Ark-La-Tex, Inc., formerly ADESA Ark-La-Tex, Inc., owns 100 percent of ADESA Ark-La-Tex, LLC.
<F26> Effective  December 31, 2003 ADESA San Antonio,  Inc. and ADESA Texas,  Inc. were merged into ADESA Houston,  Inc.
      which was then renamed ADESA Texas, Inc.
<F27> Effective January 1, 2004 merged "Inc." to "LLC."
<F28> Subsidiary of ADESA New Jersey, Inc.
<F29> ADESA  Florida,  LLC purchased the remaining 49 percent of A & H, LLC in April 2003,  then dissolved A & H, LLC in
      July 2003.
<F30> Subsidiary of ADESA Florida, LLC.
<F31> ADESA Indianapolis, LLC owns 4.76 percent of ADESA Transportation, Inc.
<F32> Subsidiary of Automotive Finance Corporation.
<F33> ADESA  Corporation  owns 40 percent of EndTrust  Lease End  Services,  LLC which is accounted for under the equity method.
<F34> Formed September 19, 2003.
<F35> Subsidiary of ADESA Properties, Inc.
<F36> 3048540 Nova Scotia Company and 3048538 Nova Scotia Company own 99 percent and 1 percent,  respectively,  of ADESA
      Automotive Services LP.
<F37> Subsidiary of ADESA Properties Canada Inc.
<F38> Effective December 12, 2003 incorporated ADESA Canada Corporation.
<F39> Subsidiary of ADESA Automotive Services LP.
<F40> Subsidiary of ADESA Canada Corporation.
<F41> Subsidiary of ADESA Auctions Canada Corporation.
<F42> Subsidiary of Impact Auto Auctions Ltd.
<F43> Impact Auto  Auctions Ltd.  owns 50 percent of Impact Auto Auction  Sudbury Ltd.  which is accounted for under the equity method.
<F44> Subsidiaries are owned 99.99 percent by ADESA Mexico, LLC and .01 percent by ADESA Corporation.

2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     CLAIMANT - ALLETE, Inc.
          Reference is made to the Annual Report on Form 10-K (File No. 1-3548), filed by the claimant with the Securities and Exchange Commission on or about March 15, 2004, for the fiscal year ended December 31, 2003, particularly pages 11 through 13, which is hereby incorporated by reference in this statement.

     SUBSIDIARY - Superior  Water,  Light and Power  Company
          Same reference as under claimant.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                                        ELECTRICITY        GAS
             ALLETE, Inc.                             12,381,769,760      None
             Superior Water, Light and Power Company    563,021,484    2,183,717

     (b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None

     (c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                        ELECTRICITY        GAS
              ALLETE, Inc.                             1,006,286,000      None
              Superior Water, Light and Power Company       None          None

     (d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

                                                        ELECTRICITY        GAS
              ALLETE, Inc.                             2,365,815,168      None
              Superior Water, Light and Power Company   579,103,176    2,251,594


4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

              None

     (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).


--------------------------------------------------------------------------------

EXHIBITS

[This EXHIBIT A contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 23rd day of February 2004.





                                                        ALLETE, Inc.
                                        ----------------------------------------
CORPORATE SEAL                                       (Name of Claimant)



                                        By            James K. Vizanko
                                           -------------------------------------
                                                   Senior Vice President,
                                           Chief Financial Officer and Treasurer


Attest:


             Mark A. Schober
----------------------------------------
  Senior Vice President and Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

James K. Vizanko    Senior Vice President, Chief Financial Officer and Treasurer
----------------    ------------------------------------------------------------
     (Name)                                   (Title)



                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                          ----------------------------
                                    (Address)